Skadden, Arps, Slate, Meagher & Flom llp
FOUR TIMES SQUARE
NEW YORK 10036-6522

TEL: (212) 735-3000
FAX: (212) 735-2000
www.skadden.com
February 3, 2011
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-1004
Attention: Laura Hatch
RE: The Gabelli Global Gold, Natural Resources& Income Trust (File Nos. 333-170691 and 811-21698)
Ladies and Gentlemen:
     Electronically transmitted herewith for filing on behalf of The Gabelli Global Gold, Natural Resources & Income Trust (the “Fund”) is the Fund’s Pre-Effective Amendment No. 2 to its registration statement on Form N-2 (the “Registration Statement”) under the Securities Act of 1933.
     The Fund represents that its Registration Statement is substantially similar to the Fund’s Pre-Effective Amendment No. 1 to the Registration Statement filed February 1, 2011 (“Pre-Effective 1”), to the Fund’s current shelf and that no substantive changes have been made to the disclosure contained in Pre-Effective 1, except certain updating changes to the data relating to the last reported sale price and net asset value per share of the Fund’s common shares and modifications to the Annual Expenses Table to reflect estimated costs and dividends associated with a potential issuance of additional preferred shares. Accordingly, the Fund hereby requests accelerated review of the Fund’s Registration Statement.

     If you have any questions or comments or require any additional information in connection with the Fund or the Registration Statement please telephone me at 212-735-2262 or Richard Prins at 212-735-2790.

Very truly yours,

/s/ Rose Park

Rose Park